Mail Stop 4720

August 3, 2009

Via Facsimile and U.S. Mail

Laurie A. Desmet
Chief Accounting Officer
PartnerRe Ltd.
90 Pitts Bay Road
Pembroke, Bermuda HM 08

> **Re:**   **PartnerRe Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-14536**

Dear Ms. Desmot:

We have completed our review of your Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Ethan T. James
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, NY 10017